Exhibit 2
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                                  ANNOUNCEMENT

                              WPP Group plc ("WPP")

WPP announces that on 24 April 2006 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 697.625p per share.